Exhibit 99.1

Ballard Power Systems Inc. Media Release

Ballard Power Systems and Sanmina-SCI Announce Intent to Commercialize Fuel Cell-Based Backup Power Systems for the Telecommunications Industry

For Immediate Release – March 24, 2004

Vancouver, Canada - Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) and Sanmina-SCI Corporation, one of the world’s premier enclosure contract manufacturers, have entered into a Sales, Marketing and Product Development memorandum of understanding.  Ballard and Sanmina-SCI will work together to commercialize and sell fuel-cell based backup power systems for the telecommunication industry. The system comprises Ballard’s Nexa® RM Series fuel cell modules in a Sanmina-SCI manufactured outdoor enclosure. Ballard and Sanmina-SCI introduced their relationship at CTIA Wireless 2004, the largest telecommunications tradeshow in North America, in Atlanta, Georgia from March 22 – 24.

“A recent New York State Department of Public Utilities report recommended that wireless carriers examine the use of fuel cells for backup power as a result of the power blackout of August 2003. That blackout saw 30 per cent of cell sites lose backup power within 12 hours,” said Ross Witschonke, Ballard’s Vice President, Sales and Marketing.  “The Nexa® RM Series fuel cell system has strong performance attributes, such as extended run capability, that add tremendous value to the telecommunication industry for backup power applications. Ballard and Sanmina-SCI are able to deliver fuel cell solutions today.”

Fuel cell backup power offers several advantages over incumbent backup power technologies:

•                  Lower life cycle costs due to long design life and limited maintenance

•                  Few moving parts, automated exercising and remote monitoring enable improved reliability and durability

•                  A wide operating temperature range (-40 to +460C) in comparison to batteries

•                  Extended run capability during lengthy blackout periods

•                  Reduced footprint and weight

•                  A modular configuration – power outputs in 1 kW, +/- 24 V DC increments

•                  Safe environmental operation and zero harmful emissions

•                  N+1 redundancy capability for specific market requirements

The outdoor enclosure manufactured by Sanmina-SCI makes it easy to site Ballard’s fuel cell power system outdoors, thereby freeing up revenue generating indoor footprint. The enclosure is designed to withstand the rigours of harsh environments while providing the optimal internal operating conditions and by-product management.

“This arrangement truly leverages the strengths of our companies – Ballard’s fuel cell technology with Sanmina-SCI’s enclosure expertise and market presence.  We are excited about the potential of this team,” said Robert Bergey, Senior Vice President, Global Manufacturing and Technology, Sanmina-SCI.

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Michael Rosenberg	Media Relations	Marketing Department	Burnaby, British Columbia
t) 604.412.3195	t) 604.412.4740	t) 604.453.3520	Canada V5J 5J9
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investors@ballard.com	media@ballard.com	marketing@ballard.com	f) 604.412.4700
www.ballard.com

The Nexa® RM Series is based on Ballard’s Nexa® power module platform. Ballard commercially launched the Nexa® power module in 2001 and since then has delivered hundreds of units to customers in 20 countries. The Nexa® power module has proven its reliability through hundreds of thousands of hours of operation. For more information on the Nexa® RM Series, please visit Ballard’s website at www.ballard.com.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.  When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

Sanmina-SCI Corporation (NASDAQ: SANM) is a leading electronics contract manufacturer serving the fastest-growing segments of the global electronics manufacturing services (EMS) market. Recognized as a technology leader, Sanmina-SCI provides end-to-end manufacturing solutions, delivering unsurpassed quality and support to large OEMs primarily in the communications, defense and aerospace, industrial and medical instrumentation, computer technology and multimedia sectors. Sanmina-SCI has facilities strategically located in key regions throughout the world. Information about Sanmina-SCI is available at www.sanmina-sci.com.

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells. Ballard is commercializing fuel cell engines for transportation applications and fuel cell systems for portable and stationary products. Ballard is also commercializing electric drives for fuel cell and other electric vehicles and power conversion products, and is a Tier 1 automotive supplier of friction materials for power train components. Ballard’s proprietary technology is enabling automobile, bus, electrical equipment, portable power and stationary product manufacturers to develop environmentally clean products for sale. Ballard is partnering with strong, world-leading companies, including DaimlerChrysler, Ford, EBARA, ALSTOM and FirstEnergy, to commercialize Ballard® fuel cells. Ballard has supplied fuel cells to Honda, MGE UPS SYSTEMS, Mitsubishi, Nissan, and Volkswagen, among others.

Ballard, the Ballard logo, Nexa and Power to Change the World are registered trademarks of Ballard Power Systems Inc.